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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 05 2018
WASH, D.C.

SEC FILE NUMBER
8-68028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Hwy., Suite 120
(No. and Street)

Brea	CA	92821
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Turner Jr. (714) 671-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

550 N. Brand Blvd 14th Floor	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph W. Turner Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ALECKSANDER KING NOTARY PUBLIC DISTRICT OF COLUMBIA My Comm. Exp. Jun 14, 2022

Signature

President and Chief Executive Officer

Title

Notary Public

DISTRICT OF COLUMBIA: SS
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27 DAY OF Feb, 2018.

NOTARY PUBLIC
My Commission Expires 06/14/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ministry Partners Securities, LLC
Brea, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the Company) as of December 31, 2017 and 2016, and the related statements of operations, member's equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2011.

Glendale, California
February 27, 2018

MINISTRY PARTNERS SECURITIES, LLC

Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
ASSETS		
Cash	$ 1,069,366	$ 345,288
Cash, restricted	57,979	52,803
Receivables	59,521	29,726
Property and equipment, net	3,516	7,921
Other assets	16,700	3,366
Total assets	$ 1,207,082	$ 439,104
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable	$ 31,880	$ 34,921
Due to related party	139,448	32,372
Accrued compensation	5,534	9,857
Total liabilities	176,862	77,150
Member's equity		
Common ownership	1,900,000	1,900,000
Accumulated deficit	(869,780)	(1,538,046)
Total member's equity	1,030,220	361,954
Total liabilities and member's equity	$ 1,207,082	$ 439,104

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Income
Years ended December 31, 2017 and 2016

	2017	2016
Revenue		
Security Commissions	$ 470,316	$ 286,085
Profits from underwriting and selling groups	889,818	738,180
Revenue from sale of investment company shares	78,114	55,137
Fees for account supervision, investment advisory and administrative services	170,034	122,838
Other revenue	147,225	222,913
Total revenue	1,755,507	1,425,153
Expenses		
Salaries and benefits	474,674	523,007
Marketing and promotion	9,625	19,844
Clearing expenses	60,345	60,285
Office occupancy	42,916	40,766
Referral fees	214,352	190,681
Office operations and other expenses	155,705	204,389
Professional fees	120,272	138,651
Total expenses	1,077,889	1,177,623
Income before provision for income taxes and state fees	677,618	247,530
Provision for state income taxes and fees	9,352	7,200
Net income	$ 668,266	$ 240,330

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Member's Equity
Years ended December 31, 2017 and 2016

	Common Ownership Amount	Accumulated Deficit	Total
Balance, December 31, 2015	$ 1,900,000	$ (1,778,376)	$ 121,624
Net income	--	240,330	240,330
Balance, December 31, 2016	1,900,000	(1,538,046)	361,954
Net income	--	668,266	668,266
Balance, December 31, 2017	$ 1,900,000	$ (869,780)	$ 1,030,220

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Cash Flows
Years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net income	$ 668,266	$ 240,330
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	4,404	5,125
Net change in:		
Cash, restricted	(5,176)	(56)
Receivables	(29,795)	(21,950)
Other assets	(13,334)	(1,896)
Accounts payable and accrued expenses	99,712	(42,940)
Net cash provided by operating activities	724,077	178,613
Cash Flows used in Investing Activities		
Purchase of property and equipment	--	(3,272)
Net increase in cash	724,077	175,341
Cash, beginning	345,288	169,947
Cash, ending	$ 1,069,365	$ 345,288
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$ 800	$ 800

The Notes to Financial Statements are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ministry Partners Securities, LLC (the Company) was formed in California as a limited liability company on April 26, 2010. The Company is wholly-owned by Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, Glendora and Fresno, California.

On March 2, 2011, the Company became a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, the Company's application for membership in the Financial Industry Regulatory Authority (FINRA) was approved. The Company is a non-carrying broker formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. The Company acts as a selling agent for MPIC's debt securities and provides securities brokerage services to other credit unions and credit union service organizations and the customers and institutions they serve.

Ministry Partners Securities LLC is a member of the Securities Investor Protection Corporation (SIPC).

In May of 2012, the Company began selling Secured Investment Certificates on behalf of MPIC. On September 24, 2012, the Company received a no objection letter from FINRA, thereby authorizing the Company to act as a selling agent for MPIC's Class A Notes offering that is offered under a registration statement declared effective by the U.S. Securities and Exchange Commission (SEC) on October 11, 2012. In November 2012, the Company also began selling investments in mutual funds. In addition to serving as a selling agent for MPIC's debt securities, the Company offers other investment products including mutual funds.

In March 2013, the Company entered into a selling agreement with MPIC that enables the Company to sell MPIC's Series 1 Subordinated Capital Notes and 2013 International Notes. On July 11, 2013, the Company executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for the Company to provide registered investment advisory services. Finally, on September 26, 2013, the Company entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (RBC Dain), thereby enabling it to open brokerage accounts for its customers and access to RBC Dain's investment and insurance platform. The Company can now offer a broad scope of investment products that enable it to better serve its clients.

In September 2014, the Company entered into a solicitor agreement with Envestnet Asset Management, Inc. ("Envestnet") to provide referral services to their investment advisory platform. As a result, the Company earns advisory fees on clients who utilize the services provided by Envestnet. The Company has since entered into agreements with AssetMark, Inc. and Camelot Portfolios, LLC to provide investment advisory services. Similar to the Envestnet agreement, the Company earns solicitor fees on investments made by the Company's clients through the Assetmark and Camelot platforms.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On March 14, 2013, the Company received a resident license from the California Department of Insurance to act as an Insurance Producer under the name Ministry Partners Insurance Agency, LLC (MPIA). MPIA has reached agreements with multiple insurance companies to offer their life and disability insurance products, as well as fixed and variable annuities.

On July 31, 2014, the Company executed a networking agreement with America's Christian Credit Union ("ACCU"), whereby ACCU will refer its credit union members to the Company for investment and insurance services and financial planning. The Company reached a similar agreement with Evangelical Christian Credit Union ("ECCU") on October 6, 2014. Under the terms of the networking agreements, and subsequent amendments, the Company remits a proportional share of the revenue to both ACCU and ECCU when their members utilize the investment, insurance, or financial planning services of the Company.

The Company has executed multiple selling and/or solicitor agreements with additional third party investment and insurance product providers to meet client or member needs.

Due to its broad offering of products and professional services, the Company is directly regulated by the following federal and state entities: the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the California Department of Business Oversight, and the California Department of Insurance. In addition, the Company is licensed with the state insurance or securities divisions in every state in which business is conducted. Through December 31, 2017, the Company was licensed for insurance in 15 states and for investments in 24 states.

Basis of Accounting and Revenue Recognition: The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities, other than mutual funds, the Company recognizes concession or commission income as of the trade date. Concession income on sales of mutual funds and advisory fees are recognized as of the settlement date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include demand deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2017 and 2016.

Reclassifications: Certain reclassifications have been made to the 2016 financial statements to conform to the 2017 presentation. Neither member's equity nor net income for the year ended December 31, 2016 were impacted by the reclassifications.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment: Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (three to five years) of the assets.

Income Taxes: The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the State of California's LLC gross receipts fee and the state minimum tax. For the years ended December 31, 2017 and 2016, the Company was subject to gross receipts fees of $6,000 in each year, in addition to the $800 minimum tax.

Recent Accounting Pronouncements: In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02 *"Leases (Topic 842)."* ASU 2016-02 establishes a right of use model that requires a lessee to record a right of use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. A lease will be treated as sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as a financing. If the lessor doesn't convey risks and rewards or control, an operating lease results. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, with certain practical expedients available. Early adoption is permitted. Management is assessing the impact of ASU 2016-02 on its accounting and disclosures and expects this pronouncement will not have a material impact on the Company's financial position or results of operation.

ASU 2014-09, Revenue from Contracts with Customers (Topic 606). In May 2014, the FASB issued a new accounting standard that requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The FASB has also issued several updates to ASU 2014-09. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards. It also requires additional disclosures. In December 2016, FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers," which is intended to provide clarification of aspects of the guidance issued in ASU 2014-09. ASU 2016-20 addresses (i) loan guarantee fees, (ii) impairment testing of contract costs, (iii) provisions for losses on construction-type and production-type contracts, and (iv) various disclosures. ASU 2016-20 is effective concurrently with ASU 2014-09 which the Company is required to adopt in the first quarter of fiscal year 2018. Early adoption is permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company will adopt the new revenue guidance effective January 1, 2018, by recognizing the cumulative effect of initially applying the new standard as an adjustment to the opening balance of retained earnings. Management expects this cumulative adjustment will have an immaterial impact to company's financial position and results of income.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company entered into an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain facilities and services to the Company. This agreement was updated in November 2017 and subsequently in February of 2018 (see Note 10 for additional details). These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on estimates of actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. In December 2015, MPIC agreed to waive and abate the Company's obligation to pay MPIC for these services for a limited period of time not to exceed twelve months and subject to a maximum expense abatement of $250 thousand. Pursuant to resolutions adopted by the MPIC Board of Managers in November 2016, the terms of this agreement were extended for an additional twelve month period. No abatements have been requested by the Company nor granted by MPIC for the years ended December 31, 2017 and 2016. As of December 31, 2017 and 2016, the Company has accrued $139,448 and $32,372, respectively, for unpaid expenses. The total expenses charged to the Company by MPIC were $530,494 and $629,895 for the years ended December 31, 2017 and 2016, respectively.

During the years ended December 31, 2017 and 2016, the Company sold securities issued by MPIC and received concessions for these sales. See Note 7, PROFITS FROM UNDERWRITING AND SELLING GROUPS, for further explanation of these transactions.

MP Securities has a Networking Agreement with ECCU pursuant to which MP Securities will assign one or more registered sales representatives to one or more locations designated by ECCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ECCU's members. MP Securities paid $24,187 and $70,966 to ECCU under the terms of this agreement during the years ended December 31, 2017 and 2016, respectively.

In addition, MP Securities has a Networking Agreement with ACCU pursuant to which MP Securities will assign one or more registered sales representatives to one or more locations designated by ACCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ACCU's members. MP Securities has agreed to offer only those investment products and services that have been approved by ACCU or its Board of Directors and comply with applicable investor suitability standards required by federal and state securities laws and regulations. MP Securities offers these products and services to ACCU members in accordance with NCUA rules and regulations and in compliance with its

NOTE 2. RELATED PARTY TRANSACTIONS (continued)

membership agreement with FINRA. MP Securities has agreed to compensate ACCU for permitting it to use the designated location to offer such products and services to ACCU's members under an arrangement that will entitle ACCU to be paid a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ACCU members. The Networking Agreement may be terminated by either ACCU or MP Securities without cause upon thirty days prior written notice. MP Securities paid $190,165 and $119,716 to ACCU under the terms of this agreement during the years ended December 31, 2017 and 2016, respectively

The Company's Board of Managers comprises three individuals, all of whom are members of the Board of Managers of MPIC. On February 8, 2017, Jerrod Foresman resigned as Chairman of the Board of Managers of the Company. The resignation was not the result of any disagreement with the Company. R. Michael Lee, who was serving as a Manager on the Company's Board of Managers, was appointed to serve as the Chairman of the Board. In addition, Abel Pomar, who currently serves as a Manager on the MPIC Board of Managers, was appointed to serve as a Manager of the Company. Mr. Pomar also currently serves as an executive of ECCU, with which the Company has a networking agreement.

NOTE 3. RESTRICTED CASH

Restricted cash consists of funds the Company is required to maintain in a Central Registration Depository (CRD) account with FINRA, as well as funds the Company has deposited with RBC DAIN as clearing deposits. The CRD funds may only be used for fees charged by FINRA to maintain the membership status of the Company, as well as fees related to registered and associated persons of the Company. At December 31, 2017 and 2016, restricted cash held in the CRD account totaled $236 and $2,098, respectively. At December 31, 2017 and 2016, restricted cash held with RBC Dain totaled $57,743 and $50,705.

NOTE 4. PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31 consisted of the following:

	2017	2016
Furniture, fixtures and equipment	$ 44,097	$ 44,097
Less accumulated depreciation	40,580	36,176
	$ 3,516	$ 7,921

NOTE 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to SEC rule 15c3-1(k)(2)(ii).

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's net capital rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.667% of aggregate indebtedness. As of December 31, 2017, the Company had net capital of $950,247 which was $938,456 in excess of its required net capital of $11,791. As of December 31, 2016,

NOTE 6. NET CAPITAL REQUIREMENT (continued)

the Company had net capital of $318,844 which was $313,701 in excess of its required net capital of $5,143.

NOTE 7. PROFITS FROM UNDERWRITING AND SELLING GROUPS

Profits from underwriting and selling groups include concession income, Assets Under Management (AUM) fees, and processing fees related to the sale of MPIC securities. On January 15, 2015, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2015 Secured Investment Certificates (the Secured Certificates). The Secured Certificates were offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the U.S. Securities and Exchange Commission (SEC).

In January 2015, the Company began acting as a participating broker and managing broker in MPIC's Class 1 Notes Offering, an offering of debt securities under a prospectus filed with the SEC. The Company also has entered into agreements with MPIC to act as a participating selling broker for MPIC's Subordinated Capital Notes as well as its International Notes.

Effective as of September 1, 2017, the Company has transitioned to an Assets Under Management (AUM) fee compensation model for all MPIC note sales made by MP Securities. Under the AUM fee compensation structure, MP Securities will be paid a fee equal to 1% per annum of the outstanding balances of the Notes; provided, however, that the maximum amount of fees assessed will not exceed 5% of the Note investment. Total AUM fees earned in 2017 were $194,311. MPIC pays MP Securities a .50% processing fee on the purchase of a Note. Total processing fees earned in 2017 were 28,054. The Company recognized profits from underwriting and selling groups of $889,818 and $738,180 related to MPIC securities sold during the years ended December 31, 2017 and 2016, respectively.

NOTE 8. OTHER PRODUCT SALES

Total Security Commissions include commissions on variable annuities, variable annuity trails, stock OTC investments, 401K plans, fixed income investments, agency transactions and REIT investments. Revenue from sale of registered investment company shares includes commission income from the sale of mutual funds and mutual fund trails. Fees for account supervision, investment advisory and administrative services include advisory fee income.

The Company has entered into selling agreements with a number of companies to sell mutual fund investments, investments in Real Estate Investment Trusts (REITs), investments in 401(k) plans. The Company receives sales commissions on these transactions according to the agreements signed with other broker-dealers. The Company has also earned commissions on the sale of stock and investments in Unit Investment Trusts (UITs) through RBC Dain. RBC Dain allows the Company's clients to purchase these products through a clearing broker-dealer.

The Company's insurance agency, MPIA, sells fixed and variable annuities and receives commissions on these sales as well as trail commissions on continued investment in insurance products through companies with which the Company has selling agreements. The Company recognized commission income on other product sales of $684,102 and $563,955 during the

NOTE 8. OTHER PRODUCT SALES (continued)

years ended December 31, 2017 and 2016, respectively.

The Company also earns investment advisory fees on customer investments made through the Assetmark, Camelot, and Envestnet services platforms. The Company recognized advisory fee income of $170,034 and $122,838 during the years ended December 31, 2017 and 2016, respectively.

NOTE 9. LEASE COMMITMENTS

The Company leases property in Fresno, California under an operating lease agreement that expires in the year 2018. The Company is also charged for leased space based on an expense sharing agreement with its parent company, MPIC. That lease agreement also expires in the year 2018. The Company recognized total lease expense of $37,722 and $37,118 for the years ended December 31, 2017 and 2016, respectively. As disclosed in the Note 10, subsequent to December 31, 2017, the Company extended the lease through 2020.

While the lease expense due in relation to the expense sharing agreement between the Company and MPIC is subject to revision based on space utilized by the Company, the following represents the expected future remaining lease payments under the current agreements:

2018	$	37,914
2019		38,526
2020		18,404
Total	$	94,484

NOTE 10. SUBSEQUENT EVENTS

On February 22, 2018 the Company extended the Fresno lease through March 31, 2020.

MPIC is in process of filing the Secured Note prospectus with the SEC. MPIC has also filed the Class 1A prospectus with the SEC and is waiting for a "no objection" letter from FINRA before the Class 1A notes can be sold.

The Company entered into an amended Managing Broker Agreement in February 2018. The agreement changes the commissions and fees the Company will receive for the selling, processing and servicing of the MPIC Class 1A Notes. Commissions will be paid at a rate equal to 1% of the aggregate amount of a Note purchased. An account servicing fee will be paid to the Company at a rate equal to 1% beginning 12 months after the note purchase. Also, a processing fee will be paid to the Company equal to .50% of the principal amount of a Class 1A Note. The aggregate of all fees paid to the Company will not exceed 5.5% on the Class 1A Note per terms of the Class 1A Registration Statement.

The Company has also entered into an amended Administrative Services Agreement in February 2018. The new agreement specifies that in 2018 MPS will provide ministerial, compliance, marketing, operational and investor relations related services regarding MPIC's investor note program. For these services MPIC will pay MPS $250,000 in 2018.

The Company has evaluated subsequent events through February 27, 2018, which is the date the financial statements were issued.

Supplemental Information

Computation of Net Capital

Total Equity		$ 1,030,220
Less: Non-Allowable Assets		79,973
Tentative Net Capital		950,247
Less: Haircuts		--
Net Capital		950,247

Computation of Net Capital Requirement

(A) Minimum net capital based on aggregate indebtedness (6.667% of aggregate indebtedness)	$ 11,791	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000	
Net Capital requirement (greater of (A) or (B))		11,791
Excess net capital		$ 938,456

At December 31, 2017, Non-Allowable Assets consisted of a CRD account held with FINRA with a balance of $236, other assets of $16,700, concessions receivable of $59,521, and fixed assets with a net balance of $3,516.

Aggregate Indebtedness	$ 176,862
Ratio of aggregate indebtedness to net capital	0.19

Reconciliation to Form X-17A-5

Net Capital as reported on Form X-17A-5 (unaudited)	$ 950,247
Audit adjustments	--
Net Capital per above	$ 950,247

MINISTRY PARTNERS SECURITIES, LLC

Schedule II – Determination of Reserve Requirement, Pursuant to Rule 15c3-1
Year ended December 31, 2017

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-1
Year ended December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control according to the provisions of Rule 15c3-3(k)(1) and 15c3-3(k)(2)(ii).

Ministry Partners Securities, LLC

Exemption Review Report

For year ended December 31, 2017

TABLE OF CONTENTS

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Ministry Partners Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ministry Partners Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii), (the "exemption provisions") and (2) Ministry Partners Securities, LLC stated that Ministry Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ministry Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ministry Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hutchinson and Bloodgood LLP

Glendale, California
February 27, 2018

MINISTRY PARTNERS™
SECURITIES LLC

Assertions Regarding Exemption Provisions

We, as members of the management of Ministry Partners Securities, LCC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1), and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2017 through December 31, 2017.

Ministry Partners Securities, LLC

By: [signature]

Joseph W. Turner, CEO
(Name and Title)

02/26/18
(Date)

915 W. Imperial Hwy. • Suite 120 • Brea, CA 92821
Tel: (714) 784-7165 • Fax: (714) 671-5767
E-Mail: info@mpsecuritiesllc.com
Toll Free Nationwide (855) 870-2470
Member FINRA SIPC

Ministry Partners Securities, LLC

Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended December 31, 2017

TABLE OF CONTENTS

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Ministry Partners Securities, LLC
Brea, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ministry Partners Securities, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions), noting no differences.
4. Recalculated the arithmetical accuracy reflected in Form SIPC-7 and in the related schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions) supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Glendale, California
February 27, 2018

MINISTRY PARTNERS SECURITIES, LLC

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year ended December 31, 2017

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2017		$ 1,291
Payment schedule		
SIPC-6 assessment	7/26/17	1,225
SIPC-7 assessment	2/20/18	66
		$ --

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3052*********************MIXED AADC 220
68628 FINRA DEC
MINISTRY PARTNERS SECURITIES LLC
915 W IMPERIAL HWY STE 120
BREA, CA 92821-3850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brian Barbre (714) 784-7139

2. A. General Assessment (item 2e from page 2) $ 1,291

B. Less payment made with SIPC-6 filed (exclude interest) (1,225)
7/26/2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 66

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ministry Partners Securities, LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 20th day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,755,508
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	824,886
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	59,914
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Due diligence fees (Deductions in excess of $100,000 require documentation)	10,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	894,800
2d. SIPC Net Operating Revenues	$ 860,708
2e. General Assessment @ .0015	$ 1,291 (to page 1, line 2.A.)

Ministry Partners Securities, LLC

Financial Report

For years ended December 31, 2017 and 2016